UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2020

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☑            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED DECEMBER 31, 2020

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	December 31, 2020	September 30, 2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,336,569	$983,188
Short-term interest-bearing investments	176,338	752
Accounts receivable, net	929,113	861,033
Prepaid expenses and other current assets	216,303	229,604

Total current assets	2,658,323	2,074,577
Property and equipment, net	620,347	607,951
Lease assets	272,710	295,494
Goodwill	2,515,467	2,578,645
Intangible assets, net	282,826	296,334
Other noncurrent assets	517,271	488,620

Total assets	$6,866,944	$6,341,621

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$128,625	$110,142
Accrued expenses and other current liabilities	641,387	593,608
Accrued personnel costs	244,473	226,509
Short-term financing arrangements	100,000	100,000
Lease liabilities	61,847	59,100
Deferred revenue	191,611	126,841

Total current liabilities	1,367,943	1,216,200
Deferred income taxes and taxes payable	269,942	258,487
Lease liabilities	215,917	230,076
Long-term debt, net of unamortized debt issuance costs	644,141	644,023
Other noncurrent liabilities	500,496	327,680

Total liabilities	2,998,439	2,676,466

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 280,304 and 279,578 issued and 130,825 and 131,535 outstanding, respectively	4,493	4,483
Additional paid-in capital	3,833,193	3,807,915
Treasury stock, at cost 149,479 and 148,043 ordinary shares, respectively	(5,633,343)	(5,543,321)
Accumulated other comprehensive income	22,964	11,662
Retained earnings	5,598,689	5,341,907

Total Amdocs Limited shareholders’ equity	3,825,996	3,622,646
Noncontrolling interests	42,509	42,509

Total equity	3,868,505	3,665,155

Total liabilities and equity	$6,866,944	$6,341,621

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended December 31,
	2020	2019
Revenue	$1,086,343	$1,041,957
Operating expenses:
Cost of revenue	728,716	686,312
Research and development	75,669	67,311
Selling, general and administrative	121,888	123,467
Amortization of purchased intangible assets and other	19,870	21,290
	946,143	898,380

Operating income	140,200	143,577
Interest and other expense, net	(6,490)	(352)
Gain from sale of a business	226,410	—

Income before income taxes	360,120	143,225
Income taxes	60,488	27,293

Net income	$299,632	$115,932

Basic earnings per share	$2.29	$0.86

Diluted earnings per share	$2.28	$0.85

Cash dividends declared per ordinary share	$0.3275	$0.285

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2020	2019
Net income	$299,632	$115,932
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	11,028	(379)
Net change in fair value of available-for-sale securities(2)	274	—

Other comprehensive income (loss), net of tax	11,302	(379)

Comprehensive income	$310,934	$115,553

(1)	Net of tax (expense) benefit of $(1,221) and $211 for the three months ended December 31, 2020 and 2019, respectively.
(2)	No tax (expense) benefit for the three months ended December 31, 2020 and 2019.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of September 30, 2020	131,535	$4,483	$3,807,915	$(5,543,321)	$11,662	$5,341,907	$3,622,646	$42,509	$3,665,155
Comprehensive income:
Net income (2)	—	—	—	—	—	299,632	299,632	—	299,632
Other comprehensive income	—	—	—	—	11,302	—	11,302	—	11,302

Comprehensive income							310,934	—	310,934
Employee stock options exercised	238	3	12,701	—	—	—	12,704	—	12,704
Repurchase of shares	(1,436)	—	—	(90,022)	—	—	(90,022)	—	(90,022)
Cash dividends declared ($0.3275 per ordinary share)	—	—	—	—	—	(42,850)	(42,850)	—	(42,850)
Issuance of restricted stock, net of forfeitures	488	7	—	—	—	—	7	—	7
Equity-based compensation expense related to employees	—	—	12,577	—	—	—	12,577	—	12,577

Balance as of December 31, 2020	130,825	$4,493	$3,833,193	$(5,633,343)	$22,964	$5,598,689	$3,825,996	$42,509	$3,868,505

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)	$(2,547)	$5,012,799	$3,499,957	$42,509	$3,542,466
Comprehensive income:
Net income (2)	—	—	—	—	—	115,932	115,932	—	115,932
Other comprehensive loss	—	—	—	—	(379)	—	(379)	—	(379)

Comprehensive income							115,553	—	115,553
Employee stock options exercised	803	10	41,387	—	—	—	41,397	—	41,397
Repurchase of shares	(1,309)	—	—	(90,020)	—	—	(90,020)	—	(90,020)
Cash dividends declared ($0.285 per ordinary share)	—	—	—	—	—	(38,357)	(38,357)	—	(38,357)
Issuance of restricted stock, net of forfeitures	313	4	—	—	—	—	4	—	4
Equity-based compensation expense related to employees	—	—	10,761	—	—	—	10,761	—	10,761

Balance as of December 31, 2019	134,580	$4,466	$3,719,810	$(5,272,429)	$(2,926)	$5,090,374	$3,539,295	$42,509	$3,581,804

(1)

As of December 31, 2020 and 2019, accumulated other comprehensive income (loss) is comprised of unrealized gain on derivatives, net of tax, of $29,864 and $3,566, unrealized gain on short-term interest-bearing investments, net of tax, of $272 and $0, and unrealized loss on defined benefit plan, net of tax, of $(7,172) and $(6,492).

(2)

During the three months ended December 31, 2020, and 2019, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2020	2019
Cash Flow from Operating Activities:
Net income	$299,632	$115,932
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	51,706	48,999
Amortization of debt issuance cost	137	—
Equity-based compensation expense	12,577	10,761
Gain from sale of a business	(226,410)	—
Deferred income taxes	(25,892)	6,359
Gain from short-term interest-bearing investments	(369)	—
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(140,817)	(34,693)
Prepaid expenses and other current assets	911	(10,114)
Other noncurrent assets	(13,984)	(366)
Lease assets and liabilities, net	11,225	(870)
Accounts payable, accrued expenses and accrued personnel	155,891	9,737
Deferred revenue	219,057	12,855
Income taxes payable, net	61,318	1,446
Other noncurrent liabilities	11,503	3,862

Net cash provided by operating activities	416,485	163,908

Cash Flow from Investing Activities:
Purchase of property and equipment, net (1)	(50,065)	(58,535)
Proceeds from sale of short-term interest-bearing investments	1,291	—
Purchase of short-term interest-bearing investments	(176,234)	—
Net cash paid for business and intangible assets acquisitions	(9,897)	—
Net cash received from sale of a business	290,789	—
Other	1,407	(2,458)

Net cash provided by (used in) investing activities	57,291	(60,993)

Cash Flow from Financing Activities:
Repurchase of shares	(90,022)	(90,020)
Proceeds from employee stock option exercises	12,711	41,178
Payments of dividends	(43,084)	(38,413)
Payment of contingent consideration from a business acquisition	—	(1,411)
Other	—	(6)

Net cash used in financing activities	(120,395)	(88,672)

Net increase in cash and cash equivalents	353,381	14,243
Cash and cash equivalents at beginning of period	983,188	471,632

Cash and cash equivalents at end of period	$1,336,569	$485,875

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$20,484	$15,002
Interest (2)	9,178	1,302

(1)	The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $53 and $373 for the three months ended December 31, 2020 and 2019, respectively.
(2)	The amounts under “Interest” include payments of interest to financial institution, tax authorities and other.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud offering.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2020, set forth in the Company’s Annual Report on Form 20-F filed on December 14, 2020 with the U.S. Securities and Exchange Commission, or the SEC. There have been no material changes to the company’s significant accounting policies from its Annual Report on Form 20-F for the fiscal year ended September 30, 2020, except for the policies noted below which changed as a result of the adoption of ASU No. 2016-13 “Measurement of Credit Losses on Financial Instruments”.

Update of Summary of Accounting Policies

Investments

The Company has short-term interest-bearing investments comprised of marketable securities and bank deposits. The Company classifies all of its marketable securities as available-for-sale securities and considers all of its marketable debt securities as available for use to meet the Company’s operational needs, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Such marketable securities consist primarily of money market funds, corporate bonds and U.S government securities, which are stated at market value. The available-for-sale investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income in shareholders’ equity. The Company recognizes an impairment when there is a decline in the fair value of its investments below the amortized cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings and the available-for-sale debt security’s amortized cost basis is written down to its fair value at the reporting date. For securities that do not meet these criteria, the Company needs to assess whether the decline is as result of a credit loss, if the impairment is due to a credit loss, the decline is recognized in earning, while other declines in fair value related to other factors are recognized in other comprehensive income (loss). The Company uses a discounted cash flow analysis to estimate credit losses. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Concentrations of Credit Risk

The Company evaluates accounts receivable and unbilled receivables to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for doubtful accounts, net of credit losses is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. The allowance for doubtful accounts as of December 31, 2020 and September 30, 2020, was $25,122 and $23,419, respectively.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In March 2020, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU No. 2020-04: “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides temporary optional expedients and exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

3. Adoption of New Accounting Standards

In December 2019, the FASB issued ASU No. 2019-12: “Simplifying the Accounting for Income Taxes”. The ASU simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

In November 2018, the FASB, issued ASU No. 2018-18, “Collaborative Arrangements”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement”. The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans”. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post-retirement benefit plans. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, “Targeted Improvements to Accounting for Hedging Activities”. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

In January 2017, the FASB, issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment”. The ASU simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments”. The Company adopted this ASU effective October 1, 2020, using the modified retrospective transition method. The Company updated the impairment model to utilize a forward-looking current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivable and also modified its impairment model to the current expected credit losses model for available-for-sale debt securities and discontinued using the concept of “other than temporary” impairment on available-for-sale debt securities, see also Note 7. As of the date of the adoption, there is no material impact on the Company’s consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

4. Divestiture of a Subsidiary

On November 10, 2020, the Company signed an agreement for the divestiture of OpenMarket for approximately $300,000 cash with Infobip Limited, a company in which One Equity Partners is the primary institutional investor. With this transaction, the Company divested a non-strategic asset in the mobile messaging domain, remaining laser-focused on its core strategic growth initiatives.

On December 31, 2020, the Company completed the divestiture. Based on the total consideration, the Company recorded pre-tax gain of $226,410, (net of immaterial transaction costs) in the Consolidated Statements of Income during the three months ended December 31, 2020. In connection with this divestiture, $9,194 of net assets and $61,396 of goodwill, were disposed. The divestiture does not represent a strategic shift that will have a major effect on operations and financial results and, therefore, did not qualify for presentation as a discontinued operation, see also Note 10.

5. Revenue Recognition

Contract Balances

The following table provides information about accounts receivable, both billed and unbilled and deferred revenue:

	As of
	December 31, 2020	September 30, 2020
Accounts receivable - billed (net of allowances for credit losses of $25,122 and $23,419 as of December 31, 2020 and September 30, 2020, respectively)	$741,151	$685,485

Accounts receivable – unbilled (current)	$187,962	$175,548
Accounts receivable – unbilled (non-current)	$39,401	$42,089

Total Accounts receivable - unbilled	$227,363	$217,637

Deferred revenue (current)	$(191,611)	$(126,841)
Deferred revenue (non-current)	$(175,604)	$(16,529)

Total Deferred revenue	$(367,215)	$(143,370)

Revenue recognized during the three months ended December 31, 2020, which was included in deferred revenue (current) as of September 30, 2020 was $89,192. Revenue recognized during the three months ended December 31, 2019, which was included in deferred revenue (current) as of September 30, 2019 was $55,693.

Remaining Performance Obligations from Contracts with Customer

As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $7.0 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended December 31,
	2020	2019
Managed services arrangement	$623,655	$579,669
Others	462,688	462,288

Total	$1,086,343	$1,041,957

Geographic Information

	Three months ended December 31,
	2020	2019
North America (mainly United States)	$703,434	$662,107
Europe	171,559	154,662
Rest of the world	211,350	225,188

Total	$1,086,343	$1,041,957

6. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and September 30, 2020:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$607,086	$—	$—	$607,086
Corporate bonds	—	159,559	—	159,559
U.S government treasuries	—	20,391	—	20,391

Total available-for-sale securities	607,086	179,950	—	787,036

Equity Investments	—	—	23,445	23,445
Derivative financial instruments, net	—	33,008	—	33,008

Other liabilities	—	—	(36,343)	(36,343)

Total	$607,086	$212,958	$(12,898)	$807,146

	As of September 30, 2020
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$558,633	$—	$—	$558,633
Corporate bonds	—	752	—	752

Total available-for-sale securities	558,633	752	—	559,385

Equity Investments	—	—	24,211	24,211
Derivative financial instruments, net	—	20,636	—	20,636

Other liabilities	—	—	(19,641)	(19,641)

Total	$558,633	$21,388	$4,570	$584,591

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three months ended December 31, 2020. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, periodically valued every quarter. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of December 31, 2020 and September 30, 2020. The increase in Level 3 liabilities is mainly a result of changes in the fair value recorded in the consolidated statement of income during the three months ended December 31, 2020. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar private investments of the same issuer. The slight decrease in Level 3 assets is as a result of changes in the fair value was recorded in the consolidated statement of income.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs and short-term financing arrangements approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, see Note 13.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

7. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$607,086	$—	$—	$607,086
Corporate bonds	159,290	369	100	159,559
U.S government securities	20,388	3	—	20,391

Total(1)	$786,764	$372	$100	$787,036

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of December 31, 2020, $176,338 of securities were classified as short-term interest-bearing investments and $610,698 of securities were classified as cash and cash equivalents.

	As of September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$558,633	$—	$—	$558,633
Corporate bonds	754	—	2	752

Total(1)	$559,387	$—	$2	$558,385

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2020, $752 of securities were classified as short-term interest-bearing investments and $558,633 of securities were classified as cash and cash equivalents.

As of December 31, 2020, the immaterial unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the three months ended December 31, 2020 and 2019. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

As of December 31, 2020, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$626,006
1 to 2 years	18,635
2 to 3 years	20,679
3 to 4 years	47,986
Thereafter	73,730

$787,036

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

8. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $36,157 as of December 31, 2020. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of December 31, 2020. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of December 31, 2020 for forward contracts, and based on spot rates as of December 31, 2020 for options.

Notional Value*
Foreign exchange contracts	$1,262,346

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 6 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of December 31, 2020 and September 30, 2020, is as follows:

	As of
	December 31, 2020	September 30, 2020
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$27,315	$21,153
Other noncurrent assets	3,184	1,317
Accrued expenses and other current liabilities	(953)	(2,089)

	29,546	20,381
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	10,620	3,068
Accrued expenses and other current liabilities	(7,158)	(2,813)

	3,462	255

Net fair value	$33,008	$20,636

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of December 31, 2020 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three months ended December 31, 2020 and 2019, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Loss) (Effective Portion)
	Three months ended December 31,
	2020	2019
Line item in consolidated statements of income:
Revenue	$(113)	$62
Cost of revenue	5,598	755
Research and development	1,652	178
Selling, general and administrative	2,053	220

Total	$9,190	$1,215

The activity related to the changes in net unrealized gains on cash flow hedges recorded in accumulated other comprehensive income, net of tax, is as follows:

	Three months ended December 31,
	2020	2019
Net unrealized gains on cash flow hedges, net of tax, beginning of period	$18,836	$3,945
Changes in fair value of cash flow hedges, net of tax	18,597	614
Reclassification of net gains into earnings, net of tax	(7,569)	(993)

Net unrealized gains on cash flow hedges, net of tax, end of period	$29,864	$3,566

Net gains from cash flow hedges recognized in other comprehensive income (loss) were $21,439 and $625, or $18,597 and $614 net of taxes, during the three months ended December 31, 2020 and 2019, respectively.

Of the net unrealized gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income as of December 31, 2020, a net gain of $22,317 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three months ended December 31, 2020 and 2019, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three months ended December 31, 2020 and 2019, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended December 31,
	2020	2019
Line item in consolidated statements of income:
Cost of revenue	$5,341	$1,124
Research and development	1,263	128
Selling, general and administrative	1,577	28
Interest and other expense, net	(4,114)	(6,705)
Income taxes	(3,063)	(92)

Total	$1,004	$(5,517)

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2020	September 30, 2020
Ongoing accrued expenses	$229,905	$217,133
Project-related provisions	127,466	121,658
Taxes payable	58,196	25,739
Dividends payable	42,850	43,084
Derivative instruments	8,111	4,902
Other	174,859	181,092

Accrued expenses and other current liabilities	$641,387	$593,608

10. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended December 31,
	2020	2019
Current	$86,380	$20,934
Deferred	(25,892)	6,359

Income taxes	$60,488	$27,293

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended December 31,
	2020	2019
Statutory Guernsey tax rate	0%	0%
Foreign taxes (1)	16.8	19.1

Effective income tax rate	16.8%	19.1%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1) Foreign taxes for the three months ended December 31, 2020:

Foreign taxes in the three months ended December 31, 2020 included an expense of $39,596 for the estimated additional tax charge as a result of the gain from sale of a business, see also Note 4.

Foreign taxes in the three months ended December 31, 2020 also included a benefit of $4,772 relating to release of gross unrecognized tax benefits due to expiration of the periods set forth in statutes of limitations in certain jurisdictions, and changes in facts and circumstances resulting in a change in measurement of certain positions.

(1) Foreign taxes for the three months ended December 31, 2019:

Foreign taxes in the three months ended December 31, 2019 also included a benefit of $10,689 relating to release of gross unrecognized tax benefits due to settlements with tax authorities and expiration of the periods set forth in statutes of limitations in certain jurisdictions (the majority of which was offset by decrease in tax assets). As a result, a net benefit of $1,417 was included within income tax expense for three months ended December 31, 2019.

As of December 31, 2020, deferred tax assets of $65,112, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $177,944 as of December 31, 2020, all of which would affect the effective tax rate if realized.

As of December 31, 2020, the Company had accrued $18,364 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,
	2020	2019
Numerator:
Net income	$299,632	$115,932
Less-net income and dividends attributable to participating restricted shares	(2,581)	(764)

Numerator for basic earnings per common share	$297,051	$115,168

Add-undistributed income allocated to participating restricted shares	2,211	511
Less-undistributed income reallocated to participating restricted shares	(2,204)	(507)

Numerator for diluted earnings per common share	$297,058	$115,172

Denominator:
Weighted average number of shares outstanding - basic	131,125	134,596
Less-weighted average number of participating restricted shares	(1,130)	(887)

Weighted average number of common shares - basic	129,995	133,709

Effect of dilutive stock options granted	458	1,021

Weighted average number of common shares - diluted	130,453	134,730

Basic earnings per common share	$2.29	$0.86

Diluted earnings per common share	$2.28	$0.85

For the three months ended December 31, 2020 and 2019, 2,954 and 1,933 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

12. Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 12, 2019, the Company’s Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. In the three months ended December 31, 2020, the Company repurchased 1,436 ordinary shares at an average price of $62.66 per share (excluding broker and transaction fees). The November 2019 plan permits the Company to purchase its ordinary shares in the open market or through privately negotiated transactions at times and prices that it considers appropriate. As of December 31, 2020, the Company had remaining authority to repurchase up to $588,344 of its outstanding ordinary shares under the November 2019 plan.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

13. Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. In December 2017, the Revolving Credit Facility was amended and restated again to, among other things, extend the maturity date of the facility to December 2022. As of December 31, 2020, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In addition, unassociated with the Revolving Credit Facility discussed above, in May 2020 the Company entered into an additional $100,000 short-term loan which remained outstanding as of December 31, 2020.

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expenses recognized in connection of the Senior Notes for the three months ended December 31, 2020 were $4,296. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was immaterial as of December 31, 2020. As of December 31, 2020, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of December 31, 2020 was $684,619. The fair value was determined based on the closing trading price of Senior Notes as of December 31, 2020 and is deemed a Level 2 liability within the fair value measurement framework.

As of December 31, 2020, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $96,087. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

14. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2020, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 67,550 to 70,550. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years subject to service based conditions or a combination of service and performance-based conditions and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of grant.

During the three months ended December 31, 2020, the Company granted 549 restricted shares and options to purchase 59 ordinary shares. The weighted average fair values associated with these grants were $62.89 per restricted share and $7.83 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Employee equity-based compensation pre-tax expense for the three months ended December 31, 2020 and 2019 was as follows:

	Three months ended December 31,
	2020	2019
Cost of revenue	$4,941	$5,346
Research and development	832	803
Selling, general and administrative	6,804	4,612

Total	$12,577	$10,761

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of December 31, 2020, there was $57,704 of unrecognized compensation expense related to unvested stock options and unvested restricted shares which is expected to be recognized over a weighted average period of approximately one year, based on the vesting periods of the grants.

15. Dividends

The Company’s Board of Directors declared the following dividends during the three months ended December 31, 2020 and 2019:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 10, 2020	$0.3275	December 31, 2020	$42,850	January 22, 2021
November 12, 2019	$0.285	December 31, 2019	$38,357	January 24, 2020

The amounts payable as a result of the November 10, 2020 and November 12, 2019 declarations were included in accrued expenses and other current liabilities as of December 31, 2020 and 2019, respectively.

On February 2, 2021 the Company’s Board of Directors approved the next quarterly dividend payment and set March 31, 2021 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 23, 2021. On January 29, 2021, at the annual general meeting of shareholders, the Company’s shareholders approved an increase in the rate of the quarterly cash dividend from $0.3275 per share to $0.36 per share. As a result, the April 23, 2021 cash dividend will be paid at the increased rate of $0.36 per share.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

16. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, the Ecuadorian Courts have responded to such defense efforts, including motions alleging constitutional defects, in an inconsistent manner. While we have achieved some successes, the majority of the procedures are still ongoing. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; the duration and severity of the COVID-19 (coronavirus) pandemic, and its impact on the global economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks including the COVID-19 risk, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2020, filed on December 14, 2020 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Amdocs also has technology and distribution ties to more than 850 content owners to bring premium content to over 500 video service providers. Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers and help them modernize, automate and digitize their business in the cloud. These imperatives address service provider needs around consumer experience and monetization; media and digital services; enterprise and connected society; open cloud and 5G networks; new domains and disruptions, and services and hybrid operations.

We believe the demand for our solutions is driven by our clients’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our offerings are designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring low-cost and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include end-to-end systems integration services, managed services, quality engineering services, cloud services, digital business operations, and consulting services.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In the three months ended December 31, 2020, customers in North America accounted for 64.8% of our revenue, while customers in Europe and the rest of the world accounted for 15.8% and 19.4%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Our results of operations are affected by general economic conditions and the level of economic activity in the industries and markets that we serve. The current COVID-19 pandemic has increased that level of volatility and uncertainty globally and has created economic disruption. While the extent of the impact of the COVID-19 pandemic on our business remains uncertain, we are currently performing on our obligations to our customers while implementing some modifications, including, among others, travel restrictions, moving almost all of our employees to work from home or hybrid home-office arrangements and establishing clear guidelines for working on-premise. Despite operating under the pandemic global restrictions, we are able to continue to seamlessly operate our customers’ mission-critical systems without interruption.

In addition, as a result of the business disruption caused by the COVID-19 pandemic, we cannot predict all possible scenarios and our outlook maybe impacted materially as our customers continue to evaluate their strategic business priorities and future pace of investments. We are actively monitoring the pandemic and managing our business to respond to the impact of the COVID-19. In addition, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Although we try to mitigate the foreign currency exchange rates impact on our results through our hedging policy, we cannot assure that we will be able to effectively limit all of our exposure.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 5 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $623.7 million and $579.7 million in the three months ended December 31, 2020 and 2019, respectively. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three months ended December 31, 2020 and 2019, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended December 31,
	2020	2019
Revenue	100%	100%
Operating expenses:
Cost of revenue	67.1	65.9
Research and development	7.0	6.5
Selling, general and administrative	11.2	11.8
Amortization of purchased intangible assets and other	1.8	2.0

	87.1	86.2

Operating income	12.9	13.8
Interest and other expense, net	(0.6)	(0.0)
Gain from sale of a business	20.8	—

Income before income taxes	33.1	13.7
Income taxes	5.6	2.6

Net income	27.6%	11.1%

Three Months Ended December 31, 2020 and 2019

The following is a tabular presentation of our results of operations for the three months ended December 31, 2020 compared to the three months ended December 31, 2019. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended December 31,		Increase (Decrease)
	2020	2019	Amount	%
	(in thousands)
Revenue	$1,086,343	$1,041,957	$44,386	4.3%
Operating expenses:
Cost of revenue	728,716	686,312	42,404	6.2
Research and development	75,669	67,311	8,358	12.4
Selling, general and administrative	121,888	123,467	(1,579)	(1.3)
Amortization of purchased intangible assets and other	19,870	21,290	(1,420)	(6.7)

	946,143	898,380	47,763	5.3

Operating income	140,200	143,577	(3,377)	(2.4)
Interest and other expense, net	(6,490)	(352)	(6,138)	1,743.8
Gain from sale of a business	226,410	—	226,410	100.0

Income before income taxes	360,120	143,225	216,895	151.4
Income taxes	60,488	27,293	33,195	121.6

Net income	$299,632	$115,932	$183,700	158.5%

Revenue. Revenue increased by $44.4 million, or 4.3%, to $1,086.3 million in the three months ended December 31, 2020, from $1,042.0 million in the three months ended December 31, 2019. The increase in revenue was attributable to increased managed services including managed transformation activities. Revenue for the three months ended December 31, 2020 increased by 4.3% compared to the three months ended December 31, 2019, including approximately 0.6% positive foreign exchange fluctuations impact, and was also positively affected by activities related to acquisitions completed in fiscal year 2020.

In the three months ended December 31, 2020, revenue from customers in North America, Europe and the rest of the world accounted for 64.8%, 15.8% and 19.4%, respectively, of total revenue, compared to 63.5%, 14.9% and 21.6%, respectively, the three months ended December 31, 2019. Revenue from customers in North America increased during the three months ended December 31, 2020, the increase was primarily attributable to higher revenue from managed services activities from key customers in North America.

Revenue from customers in Europe increased during the three months ended December 31, 2020. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities while we expand our presence in this region, as well as positive foreign exchange fluctuation impact.

Revenue from customers in the rest of the world decreased during the three months ended December 31, 2020. The decrease is mainly attributable to CALA region.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $42.4 million, or 6.2%, to $728.7 million in the three months ended December 31, 2020, from $686.3 million in the three months ended December 31, 2019. The Cost of revenue as a percentage of revenue, remained stable, excluding the $15.3 million impact of changes of certain acquisition-related liabilities measured at fair value recognized in the three months ended December 31, 2020 and December 31, 2019.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $8.4 million, or 12.4%, to $75.7 million in the three months ended December 31, 2020, from $67.3 million in the three months ended December 31, 2019. Research and development expense increased as a percentage of revenue from 6.5% in the three months ended December 31, 2019, to 7.0% in the three months ended December 31, 2020. We continue to invest in our cloud offering, 5G and network related innovation and developing our digital offerings as well as our media offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $1.6 million, or 1.3%, to $121.9 million in the three months ended December 31, 2020, from $123.5 million in the three months ended December 31, 2019. Selling, general and administrative expense decreased as a percentage of revenue from 11.8% in the three months ended December 31, 2019, to 11.2% in the three months ended December 31, 2020. The slight decrease is mainly due to lower selling and marketing and travel costs in the three months ended December 31, 2020 compared to the three months ended December 31, 2019 as a result of the COVID-19 restrictions and was also attributable to decrease in the account receivable allowances. The decrease was partially offset by selling, general and administrative expense, attributable to acquisitions completed in fiscal year 2020. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended December 31, 2020, decreased by $1.4 million, or 6.7% to $19.9 million from $21.3 million in the three months ended December 31, 2019. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to acquisitions completed in fiscal year 2020.

Operating Income. Operating income decreased by $3.4 million, or 2.4%, in the three months ended December 31, 2020, to $140.2 million, or 12.9% of revenue, from $143.6 million, or 13.8% of revenue, in the three months ended December 31, 2019. The decrease in operating income was attributable primarily to the increase in research and development expense during the three months ended December 31, 2020. Positive foreign exchange impacts on our revenue, resulting in a positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net expense of $0.4 million in the three months ended December 31, 2019 to a net expense of $6.5 million in the three months ended December 31, 2020. The increase in interest and other expense, net, was primarily attributable to an increase in interest expenses related to financing activities recorded in the three months ended December 31, 2020 compared to the three months ended December 31, 2019.

Gain from sale of a business. Gain from sale of a business, for the three months ended December 31, 2020, was $226.4 million, while there was no such gain in the three months ended December 31, 2019. Please see Note 4 to our consolidated financial statements.

Income Taxes. Income taxes for the three months ended December 31, 2020 were $60.5 million on pre-tax income of $360.1 million, resulting in an effective tax rate of 16.8%, compared to 19.1% in the three months ended December 31, 2019. Absent the gain from sale of a business, the effective tax rate for the three months ended December 31, 2020, would have been 15.6%. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income increased by $183.7 million, or 158.5%, to $299.6 million in the three months ended December 31, 2020, from $115.9 million in the three months ended December 31, 2019. The increase in net income was primarily attributable to the gain from sale of a business, net of tax.

Diluted Earnings Per Share. Diluted earnings per share increased by $1.43, or 168.2%, to $2.28 in the three months ended December 31, 2020, from $0.85 in the three months ended December 31, 2019. The increase in diluted earnings per share was primarily attributable to the gain from sale of a business, net of tax, which increased the diluted earnings per share for the three months ended December 31, 2020, by $1.42, as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 11 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $1,512.9 million as of December 31, 2020, compared to $983.9 million as of September 30, 2019. The increase was mainly attributable to $416.5 million positive cash flow from operating activities, reflecting healthy cash collections and the cash benefit of a multi-year strategic partnership agreement with T-Mobile, $290.8 million net cash received from sale of a business and, $12.7 million of proceeds from stock option exercises, partially offset by $90.0 million repurchase of our ordinary shares, $50.1 million for capital expenditures, net, $43.1 million of cash dividend payment and $9.9 million payments for business and intangible assets acquisitions. Net cash provided by operating activities amounted to $416.5 million and $163.9 million in the three months ended December 31, 2020 and 2019, respectively.

Our free cash flow for the three months ended December 31, 2020 was $366.4 million and is calculated as net cash provided by operating activities of $416.5 million for the period less $50.1 million for capital expenditures, net (which included capital expenditures of $18.3 million as part of our investment in our new campus in Israel).

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets will provide sufficient resources to meet our operational needs, fund the construction of the new campus in Israel, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next twelve months.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds and U.S government securities, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the three months ended December 31, 2020 and 2019, we did not recognize any credit losses. Please see Notes 6 and 7 to the consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. In December 2017, the Revolving Credit Facility was amended and restated again to, among other things, extend the maturity date of the facility to December 2022. As of December 31, 2020, we were in compliance with the financial covenants and had no outstanding borrowing under the Revolving Credit Facility.

In addition, unassociated with the Revolving Credit Facility discussed above, in May 2020, we entered into an additional $100.0 million short-term loan which remains outstanding as of December 31, 2020.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of December 31, 2020, the noncurrent outstanding principal portion was $650.0 million, please see Note 13 to our consolidated financial statements.

As of December 31, 2020, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $96.1 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for Long-term and Short-term debt and accrued interests, our non-cancelable operating leases, purchase obligations, pension funding and unrecognized tax benefits, the total net investment related to the construction of the new campus in Israel, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020, filed on December 14, 2020 with the SEC. Since September 30, 2020, there have been no material changes in our aggregate contractual obligations mentioned above.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $50.1 million in the three months ended December 31, 2020 and were mainly attributable to investments in our operating facilities and our development centers around the world (including the investment in our new campus in Israel).

The total net investment we expect to make in connection with the construction of the new campus is estimated to be up to $350 million over a period of five years, starting with fiscal year 2018, out of which approximately $96 million was incurred in fiscal year 2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $48 million), $7 million was incurred by us in fiscal year 2019 (which is net of proceed of $9.7 million relating to the refund of betterment levy) and $63 million was incurred by us in fiscal year 2020. We expect to incur approximately $140 million in fiscal year 2021.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 12, 2019, our Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. During the three months ended December 31, 2020, we repurchased approximately 1.4 million ordinary shares at an average price of $62.66 per share (excluding broker and transaction fees). The November 2019 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of December 31, 2020, we had remaining authority to repurchase up to $588.3 million of our outstanding ordinary shares under the November 2019 plan.

Cash Dividends. Our Board of Directors declared the following dividends during the three months ended December 31, 2020 and 2019:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount in millions	Payment Date
November 10, 2020	$0.3275	December 31, 2020	$42.9	January 22, 2021
November 12, 2019	$0.285	December 31, 2019	$38.4	January 24, 2020

On February 2, 2021, our Board of Directors approved the next quarterly dividend payment and set March 31, 2021 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 23, 2021. On January 29, 2021, at the annual general meeting of shareholders, our shareholders approved an increase in the rate of the quarterly cash dividend from $0.3275 per share to $0.36 per share. As a result, the April 23, 2021 cash dividend will be paid at the increased rate of $0.36.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors considers a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the three months ended December 31, 2020 and 2019, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended December 31, 2020 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/20-10/31/20	427,188	$57.74	427,188	$653,679,902
11/01/20-11/30/20	484,902	$62.11	484,902	$623,563,556
12/01/20-12/31/20	524,147	$67.19	524,147	$588,343,951

Total	1,436,237	$62.66	1,436,237	$588,343,951

(1)	Excludes broker and transaction fees.
(2)

On November 12, 2019, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2020:

(1)	Form 6-K dated November 12, 2020

(2)	Form 6-K dated December 23, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 16, 2021